

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 13, 2017

<u>Via U.S. Mail</u>
Mr. Shuai Wang
Chief Financial Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, HenanProvince
People's Republic of China 467091

> **Re: Yulong Eco-Materials Limited**
> **Form 10-K**
> **Filed August 25, 2017**
> **File No. 1-37459**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended June 30, 2016</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. Please have your auditors amend their report to indicate the city and state of issuance. Refer to Rule 2-02(a) of Regulation S-X as well as item j. of paragraph .08 of Auditing Standard 3101, *Reports on Audited Financial Statements*.

<u>Note 14 – Equity, page F-30</u>

2. We note your discussion of restricted net assets. Based on the quantification therefor on page F-31 for Yulong WFOE and the VIEs, it would appear a Schedule I was warranted for the periods presented. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements. We also note a Schedule I was provided in the Form 10-K for the year ended June 30, 2015 as well as in the Form S-1/A that went effective June 2015.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 49

3. We note the information required hereunder is instead found under Item 14 on page 62.
    Please revise your document accordingly and to fully comply with the disclosures
    required by Item 304 of Regulation S-K. In this latter regard, please also:

    - Disclose, if true, that regarding consultations with KSP Group, the appropriate
      period is for the fiscal years ended June 30, 2016 and June 30, 2015 through the
      date of engagement, instead of "the two most recent fiscal years ended December
      31, 2015 and December 31, 2014" through the date of engagement. Refer to Item
      304(a)(2) of Regulation S-K.
    - Provide the disclosures required by Item 304(a)(1)(ii) regarding whether
      Friedman's report for the past two years contained an adverse opinion or a
      disclaimer of opinion or was qualified or modified as to uncertainty, audit scope,
      or accounting principles and also describe the nature of each such adverse
      opinion, disclaimer of opinion, modification, or qualification.
    - Provide the disclosures required by Item 304(a)(1)(iv) regarding whether there
      were any disagreements with Friedman on any matter of accounting principles or
      practices, financial statement disclosure, or auditing scope or procedure during the
      two most recent fiscal years through the date of termination.

4. You state on page 50, under the section on Management's Annual Report on Internal
    Control over Financial Reporting: "As a result of such material weaknesses, our Chief
    Executive Officer and Chief Financial Officer concluded that our disclosure controls and
    procedures were not effective as of June 30, 2016." You have already stated your
    conclusion on page 49 that your disclosure controls and procedures were not effective at
    that date. Therefore, if true, please amend your document to state that your internal
    control over financial reporting was not effective as of June 30, 2016. Refer to Item
    308(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you
have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction